

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2014

Via E-mail
Mr. Gerald B. Shreiber
President and Chief Executive Officer
J & J Snack Foods Corp.
6000 Central Highway
Pennsauken, New Jersey 08109

> **Re: J & J Snack Foods Corp.**
> **Form 10-K for Fiscal Year Ended September 28, 2013**
> **Filed November 26, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed January 2, 2014**
> **File No. 0-14616**

Dear Mr. Shreiber:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Your proxy statement filed on January 2, 2014 makes reference to your annual meeting of shareholders to be held on February 18, 2014. However, we note that you have not filed a current report on Form 8-K to provide the disclosure required by Item 5.07 of such form with respect to such meeting. We also note that it appears that you did not disclose the results of your February 7, 2013 annual meeting until you filed your quarterly report for the period ended March 30, 2013, on April 29, 2013. Please advise. Refer to SEC Release No. 33-9089 (December 16, 2009).

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Certain Transactions, page 16</u>

2. Please provide the disclosure required by Item 404(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Staff Attorney, at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director